Filed by LSC Communications, Inc.

(Commission File No. 001-37729)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: LSC Communications, Inc.

(Commission File No. 001-37729)

This filing relates to the proposed transaction between Quad/Graphics, Inc. (“Quad”) and LSC Communications, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Quad, QLC Merger Sub, Inc. and the Company.

The following investor presentation was distributed by the Company and Quad on October 31, 2018.

Call Participants



Joel Quadracci
Chairman, President & Chief Executive Officer
Quad/Graphics, Inc.



Dave Honan
Executive Vice President & Chief Financial Officer
Quad/Graphics, Inc.



Thomas J. Quinlan III
Chairman, Chief Executive Officer and President
LSC Communications, Inc.

2

Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. • There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. • These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. 3Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. • There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. • These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. 3

Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 4Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 4

LSC Communications Acquisition Overview Joel Quadracci Chairman, President & Chief Executive Officer Quad/Graphics, Inc. Thomas J. Quinlan III Chairman, Chief Executive Officer and President LSC Communications, Inc.LSC Communications Acquisition Overview Joel Quadracci Chairman, President & Chief Executive Officer Quad/Graphics, Inc. Thomas J. Quinlan III Chairman, Chief Executive Officer and President LSC Communications, Inc.

Stronger Together

Quad Graphics — QUAD LISTED NYSE

A leading marketing solutions provider.

$4.2 billion

9/30/2018 Net Sales — Trailing Twelve Months

- **6,900** *Clients Worldwide*
- **22,000** *Employees Worldwide*
- **55** *Manufacturing & Distribution Facilities Worldwide*

LSC Communications — LKSD LISTED NYSE

A global leader in print and digital media solutions.

$3.9 billion

9/30/2018 Net Sales — Trailing Twelve Months[(1)]

- **3,000** *Clients Worldwide*
- **22,000** *Employees Worldwide*
- **59** *Manufacturing & Distribution Facilities Worldwide*

(1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018.

6

Strategic Rationale for Acquisition

Fuels Quad 3.0 Transformation

- Creates a highly efficient print platform to fuel Quad's 3.0 transformation strategy that creates value by leveraging Quad's strong print foundation as part of a much larger and more robust integrated marketing solutions offering.
- Strengthens the role of print in a multichannel world.
- Broadens Quad's client base and revenue-generating potential.

Quad Graphics + LSC COMMUNICATIONS

Delivers Cost and Time-Savings Opportunities for Clients

- Enhances production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms.
- Expands logistics services and volume-driven postage savings programs such as co-mail.
- Strengthens print management services and business process outsourcing.

Generates Synergies & Additional Free Cash Flow

- Expected to generate $135 million in net synergies in less than two years.
- Expected to create additional Free Cash Flow generation.

Maintains Long-Term Strategic Vision

- Preserves Quadracci Family leadership and voting control in the company.
- Joel Quadracci will be Chairman, President & CEO of the combined company.

Maintains Strong & Healthy Balance Sheet

- All-stock transaction
- Allows Quad to maintain strong and healthy balance sheet for future capital deployment opportunities, including investing in the business, making strategic acquisitions and returning capital to shareholders.

7

Combination Strengthens Print Platform

Quad Graphics

$4.2 billion

9/30/2018 Net Sales — Trailing Twelve Months



Packaging & Instore
Other
4%
6%
6% Books
Media Solutions
6%
9% Int'l.
10% Logistics
10% Direct Mail & Commercial
49% Magazine, Catalog & Retail Inserts



2%, Directories
2%, Media Solutions
Logistics
5%
9% Int'l.(1)
14% Office Products
27% Books
41% Magazine, Catalog & Retail Inserts

LSC COMMUNICATIONS

$3.9 billion

9/30/2018 Net Sales — Trailing Twelve Months[(1)]



Packaging & Instore
Other
Media Solutions
Direct Mail & Commercial
3%
3%
4%
5%
7% Office Products
8% Logistics
9% Int'l.(1)
16% Books
45% Magazine, Catalog & Retail Inserts
$8.1 billion
9/30/2018 Net Sales — Trailing Twelve Months

(1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018.

8

Transaction Overview Type of 100% Stock Transaction Transaction Share Exchange 0.625 share exchange ratio Ratio Expected to achieve approximately $135 million in net synergies in less than Net Synergies two years Closing of the transaction is not contingent on financing. Quad has secured a Financing financing commitment from JPMorgan Chase Bank, N.A. Expected to close in mid-2019, subject to regulatory approval, approval of LSC Expected Closing and Quad shareholders and other customary closing conditions Quad will expand board of directors to include two members from Governance LSC Communications’ existing board Acquisition Good Strategic Economics Make Executable Balance Sheet Discipline Fit Sense Integration Integrity 9Transaction Overview Type of 100% Stock Transaction Transaction Share Exchange 0.625 share exchange ratio Ratio Expected to achieve approximately $135 million in net synergies in less than Net Synergies two years Closing of the transaction is not contingent on financing. Quad has secured a Financing financing commitment from JPMorgan Chase Bank, N.A. Expected to close in mid-2019, subject to regulatory approval, approval of LSC Expected Closing and Quad shareholders and other customary closing conditions Quad will expand board of directors to include two members from Governance LSC Communications’ existing board Acquisition Good Strategic Economics Make Executable Balance Sheet Discipline Fit Sense Integration Integrity 9

Quad's Evolution

3.0 Continued Multi-Channel Transformation

CONSUMER INSIGHTS | AUDIENCE TARGETING | PERSONALIZATION | PROCESS OPTIMIZATION | CAMPAIGN PLANNING | PRE-MEDIA PRODUCTION | PHOTO/VIDEO

Diversifying offering to support customers with integrated marketing solutions

2.0 Industry Efficiencies

COMMERCIAL | DIRECTORY | INSTORE | PACKAGING | IMAGING | DIRECT MARKETING | BOOK | MEDIA PLANNING & PLACEMENT

Acquired to extend print offering & improve efficiencies

1.0 Foundational Growth

MAGAZINE | CATALOG | RETAIL INSERTS | LOGISTICS | QUADMED

Built a strong print platform that continues today

10

Integrated Marketing Solutions Offering PLAN PRODUCE Understand and Create content connect with your assets smarter customer and faster MANAGE & DEPLOY MEASURE Reach the right Alleviate operational customer at the burden and reduce right time complexity 11Integrated Marketing Solutions Offering PLAN PRODUCE Understand and Create content connect with your assets smarter customer and faster MANAGE & DEPLOY MEASURE Reach the right Alleviate operational customer at the burden and reduce right time complexity 11

Financial Summary of the Transaction Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.Financial Summary of the Transaction Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.

Pro Forma 2018 Adjusted EBITDA CALCULATION OF PRO FORMA ADJUSTED EBITDA (US $ Millions) $135 Approx. ($50) $280 $785 $650 $420 (1) (1) (2) 2018 2018 Pension Income Pre-Synergy Annualized Deal Post-Synergy (3) (4) (3) 2018 Net Synergies 2018 (1) Represents the midpoint of each respective company’s narrowed 2018 financial guidance for Adjusted EBITDA. (2) Excluding LSC Communications 2018 estimated pension income to be consistent with Quad’s definition of Adjusted EBITDA. (3) Combined pro forma Adjusted EBITDA estimate for 2018. (4) Annualized deal net synergies expected to be achieved in less than two years from the time of deal closing. 13Pro Forma 2018 Adjusted EBITDA CALCULATION OF PRO FORMA ADJUSTED EBITDA (US $ Millions) $135 Approx. ($50) $280 $785 $650 $420 (1) (1) (2) 2018 2018 Pension Income Pre-Synergy Annualized Deal Post-Synergy (3) (4) (3) 2018 Net Synergies 2018 (1) Represents the midpoint of each respective company’s narrowed 2018 financial guidance for Adjusted EBITDA. (2) Excluding LSC Communications 2018 estimated pension income to be consistent with Quad’s definition of Adjusted EBITDA. (3) Combined pro forma Adjusted EBITDA estimate for 2018. (4) Annualized deal net synergies expected to be achieved in less than two years from the time of deal closing. 13

Net Synergy Breakdown Net Synergies Cost to Achieve We have a proven track record of integrating Capacity $60 million $80 million Rationalization consolidating acquisitions and anticipate achieving the net synergies within less than two Administrative $50 million $45 million years of the close of the Efficiencies transaction. Supply Chain Management $25 million $10 million Efficiencies $ $ 1 1 to Cost to Annual Net TOTAL $135 million $135 million Achieve Synergy 14Net Synergy Breakdown Net Synergies Cost to Achieve We have a proven track record of integrating Capacity $60 million $80 million Rationalization consolidating acquisitions and anticipate achieving the net synergies within less than two Administrative $50 million $45 million years of the close of the Efficiencies transaction. Supply Chain Management $25 million $10 million Efficiencies $ $ 1 1 to Cost to Annual Net TOTAL $135 million $135 million Achieve Synergy 14

Strong Free Cash Flow Generation

PRE-SYNERGY PRO FORMA 2018[1]



700
600
500
400
300
200
100
0
$650 million
$230 million[1]
$420 million[1]
$295 million
$95 million[1]
$200 million[1]
Adjusted EBITDA[2]
Free Cash Flow[2]
Quad
LSC COMMUNICATIONS

PRE-SYNERGY CONVERSION RATE

45%

Free Cash Flow Conversion[2]

Strong Free Cash Flow conversion that gets **stronger** with the synergies

USES OF FREE CASH FLOW[2]

$295 million



Affordable Dividend ($1.20/share)
Dividend
30%
$90 million
Available Cash
70%
$205 million

- Debt Reduction
- Organic Quad 3.0 Investments
- Strategic Acquisitions

(1) Represents the midpoint of each company's narrowed 2018 financial guidance.
(2) See slide 26 for definitions of our non-GAAP measures.

15

Strong Balance Sheet

PRE-SYNERGY PRO FORMA DEBT LEVERAGE — 2018



$2,500
$2,000
$1,500
$1,000
$500
$0
$1,770 million
$140 million
$770 million(2)
$860 million(2)
2.72x
Debt Leverage Ratio(3)
$650 million
$230 million(1)
$420 million(1)
Debt
Adjusted EBITDA(3)
Quad Graphics
LSC Communications
Deal Costs

POST-SYNERGY PRO FORMA DEBT LEVERAGE — 2018



$2,500
$2,000
$1,500
$1,000
$500
$0
$1,905 million
$135 million
$140 million
$770 million(2)
$860 million(2)
2.43x
Debt Leverage Ratio(3)
$785 million
$135 million(4)
$230 million(1)
$420 million(1)
Debt
Adjusted EBITDA(3)
Quad Graphics
LSC Communications
Deal Costs
Costs to Achieve Synergies
Synergies

Within our long-term targeted range of 2.0x to 2.5x post-synergy

(1) Represents the midpoint of each company's narrowed 2018 financial guidance.
(2) Quad/Graphics estimated debt balance as of 12/31/2018 represents the midpoint of an estimated range of $850 to $870 million. LSC Communications estimated debt as of 12/31/2018 represents the midpoint of an estimated range of $750 to $790 million.
(3) See slide 26 for definitions of our non-GAAP measures.
(4) Annualized deal net synergies expected to be achieved in less than two years from the time of deal closing.

16

Acquisition History



$8.0
$6.0
$4.0
$2.0
$0.0
3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
2.68x
3.14x
2.35x
2.40x
2.45x
2.64x
2.93x
2.38x
2.15x
2.05x
$1.8 billion
$3.1 billion
$4.2 billion
$4.0 billion
$4.7 billion
$4.8 billion
$4.6 billion
$4.3 billion
$4.1 billion
$4.2 billion
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018 (E)(1)
Annual Net Sales
Debt Leverage Ratio at Year End(2)

(1) Represents Quad/Graphics, Inc.'s narrowed 2018 financial guidance as detailed on slide 19.

(2) See slide 26 for definitions of our non-GAAP measures. Estimated 2018 Debt Leverage Ratio of 2.05x is recalculated using the midpoint of the range of $850 to $870 million of 12/31/2018 debt divided by the mid-point of Quad's 2018 narrowed Adjusted EBITDA guidance.

17

Quad/Graphics Q3 2018 Financials Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.Quad/Graphics Q3 2018 Financials Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.

Financial Overview – Quad/Graphics, Inc. Third Quarter Year-to-Date US $ Millions September 30, 2018 September 30, 2017 September 30, 2018 September 30, 2017 STATEMENT OF OPERATIONS Net Sales $ 1,029.1 $ 1,005.4 $ 3,012.1 $ 2,967.2 Cost of Sales 831.7 784.8 2,450.8 2,330.9 SG&A 92.4 107.5 278.5 310.4 (1) Adjusted EBITDA $ 105.0 $ 113.1 $ 305.1 $ 325.9 (1) Adjusted EBITDA Margin 10.2% 11.2% 10.1% 11.0% STATEMENT OF CASH FLOWS Cash from Operating Activities $ 46.6 $ 179.7 Capital Expenditures (85.0) (61.6) (1) Free Cash Flow $ (38.4) $ 118.1 Q3 2018 results were in line with our expectations. (1) See slide 26 for definitions of our non-GAAP measures and slides 27 & 28 for reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin and slide 29 for a reconciliation of Free Cash Flow as non-GAAP measures. 19Financial Overview – Quad/Graphics, Inc. Third Quarter Year-to-Date US $ Millions September 30, 2018 September 30, 2017 September 30, 2018 September 30, 2017 STATEMENT OF OPERATIONS Net Sales $ 1,029.1 $ 1,005.4 $ 3,012.1 $ 2,967.2 Cost of Sales 831.7 784.8 2,450.8 2,330.9 SG&A 92.4 107.5 278.5 310.4 (1) Adjusted EBITDA $ 105.0 $ 113.1 $ 305.1 $ 325.9 (1) Adjusted EBITDA Margin 10.2% 11.2% 10.1% 11.0% STATEMENT OF CASH FLOWS Cash from Operating Activities $ 46.6 $ 179.7 Capital Expenditures (85.0) (61.6) (1) Free Cash Flow $ (38.4) $ 118.1 Q3 2018 results were in line with our expectations. (1) See slide 26 for definitions of our non-GAAP measures and slides 27 & 28 for reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin and slide 29 for a reconciliation of Free Cash Flow as non-GAAP measures. 19

2018 Annual Guidance – Quad/Graphics, Inc. 2018 2018 US $ Millions (Previous) (Narrowed) Net Sales $4.0 to $4.2 billion Approximately $4.2 billion (1)(2) Adjusted EBITDA $410 to $450 million $410 to $430 million (2) Free Cash Flow $200 to $240 million Approximately $200 million Depreciation & Amortization $215 to $225 million Approximately $230 million Interest Expense $65 to $75 million $70 to $75 million Restructuring and Transaction-Related Cash Expense $35 to $45 million $25 to $30 million Capital Expenditures $85 to $95 million $95 to $100 million (3) Pension Cash Contributions Approximately $15 million Approximately $18 million Cash Taxes $15 to $25 million $10 to $15 million (1) Adjusted EBITDA guidance excludes non-cash pension income in 2018 due to new accounting standards that require pension income to be excluded from Operating Income. (2) See slide 26 for definitions of our non-GAAP measures. (3) Includes single employer pension plans and multi-employer pension plans. 202018 Annual Guidance – Quad/Graphics, Inc. 2018 2018 US $ Millions (Previous) (Narrowed) Net Sales $4.0 to $4.2 billion Approximately $4.2 billion (1)(2) Adjusted EBITDA $410 to $450 million $410 to $430 million (2) Free Cash Flow $200 to $240 million Approximately $200 million Depreciation & Amortization $215 to $225 million Approximately $230 million Interest Expense $65 to $75 million $70 to $75 million Restructuring and Transaction-Related Cash Expense $35 to $45 million $25 to $30 million Capital Expenditures $85 to $95 million $95 to $100 million (3) Pension Cash Contributions Approximately $15 million Approximately $18 million Cash Taxes $15 to $25 million $10 to $15 million (1) Adjusted EBITDA guidance excludes non-cash pension income in 2018 due to new accounting standards that require pension income to be excluded from Operating Income. (2) See slide 26 for definitions of our non-GAAP measures. (3) Includes single employer pension plans and multi-employer pension plans. 20

Debt & Pension Obligations DEBT & CAPITAL LEASES PENSION & MEPP OBLIGATIONS $112 $1,200 $120 million $109 $28 million $1,000 $43 million million $69 $80 $800 million $20 $600 million $1,074 $84 $40 $965 million million million $400 $49 (1) Million $200 $0 12/31/2017 9/30/2018 $0 Pension MEPP 12/31/2017 9/30/2018 Debt increased due to $71 million of net cash invested Pension plan funded status increased to 90%, in Ivie and Rise and $37 million of share repurchases. resulting in a $49 million unfunded pension liability. (1) Assumes a re-measurement of Quad/Graphics, Inc.’s pension liability as of 9/30/2018. 21Debt & Pension Obligations DEBT & CAPITAL LEASES PENSION & MEPP OBLIGATIONS $112 $1,200 $120 million $109 $28 million $1,000 $43 million million $69 $80 $800 million $20 $600 million $1,074 $84 $40 $965 million million million $400 $49 (1) Million $200 $0 12/31/2017 9/30/2018 $0 Pension MEPP 12/31/2017 9/30/2018 Debt increased due to $71 million of net cash invested Pension plan funded status increased to 90%, in Ivie and Rise and $37 million of share repurchases. resulting in a $49 million unfunded pension liability. (1) Assumes a re-measurement of Quad/Graphics, Inc.’s pension liability as of 9/30/2018. 21

Capital Structure as of September 30, 2018

DEBT LEVERAGE RATIO[1]



Long-Term Targeted Range of 2.0x to 2.5x
2.60x
2.50x
2.40x
2.30x
2.20x
2.10x
2.00x
1.90x
2.28x
2.15x
2.28x
2.34x
2.46x
2.05x
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018 (E)[2]

Q3 is the seasonal peak of debt and we expect to be at the low end of our 2.0x to 2.5x range at December 31, 2018.

INTEREST

5.2%

Blended Interest Rate



Floating
42%
58%
Fixed

REVOLVER AVAILABILITY



$555 Million Available on Revolver

(1) See slide 26 for definitions of our non-GAAP measures and slide 30 for a reconciliation of Debt Leverage Ratio as a non-GAAP measure.
(2) Estimated 2018 Debt Leverage Ratio of 2.05x is recalculated using the midpoint of the range of $850 to $870 million of 12/31/2018 debt divided by the mid-point of Quad's 2018 narrowed Adjusted EBITDA guidance.

22

Shareholder Value Dividend Yield Commitment to the Dividend (as of October 30, 2018) $1.50 $1.20 $1.20 $1.20 $1.20 $1.25 7% $0.30 $0.30 $0.30 $0.30 $1.00 $0.75 $0.30 $0.30 $0.30 $0.30 $0.30 Dividend as % of $0.50 $0.30 $0.30 $0.30 $0.30 $0.30 Free Cash Flow $0.25 $0.30 $0.30 $0.30 $0.30 $0.30 $0.00 2014 2015 2016 2017 2018 30% Declared dividend of $0.30 per share to be payable on December 7, 2018, to shareholder of record as of November 19, 2018. 23Shareholder Value Dividend Yield Commitment to the Dividend (as of October 30, 2018) $1.50 $1.20 $1.20 $1.20 $1.20 $1.25 7% $0.30 $0.30 $0.30 $0.30 $1.00 $0.75 $0.30 $0.30 $0.30 $0.30 $0.30 Dividend as % of $0.50 $0.30 $0.30 $0.30 $0.30 $0.30 Free Cash Flow $0.25 $0.30 $0.30 $0.30 $0.30 $0.30 $0.00 2014 2015 2016 2017 2018 30% Declared dividend of $0.30 per share to be payable on December 7, 2018, to shareholder of record as of November 19, 2018. 23

For questions contact: For questions contact: Kyle Egan Janet Halpin IR@qg.com investor.relations@lsccom.comFor questions contact: For questions contact: Kyle Egan Janet Halpin IR@qg.com investor.relations@lsccom.com

Supplemental InformationSupplemental Information

Non-GAAP Financial Measures • In addition to financial measures prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), this presentation also contains Non-GAAP financial measures, specifically EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion, Debt Leverage Ratio, and Adjusted Diluted Earnings Per Share. The Company believes that these Non-GAAP measures, when presented in conjunction with comparable GAAP measures, provide additional information for evaluating Quad/Graphics’ performance and are important measures by which Quad/Graphics’ management assesses the profitability and liquidity of its business. These Non-GAAP measures should be considered in addition to, not as a substitute for or superior to, net earnings (loss) as a measure of operating performance or to cash flows provided by operating activities as a measure of liquidity. These Non-GAAP measures may be different than Non-GAAP financial measures used by other companies. Reconciliations to the GAAP equivalent of these Non-GAAP measures are contained on slides 27 – 33. • Adjusted EBITDA is defined as net earnings (loss) attributable to Quad/Graphics common shareholders excluding interest expense, income tax expense (benefit), depreciation and amortization, restructuring, impairment and transaction-related charges, net pension income, employee stock ownership plan contribution, loss (gain) on debt extinguishment, equity in (earnings) loss of unconsolidated entity and net loss attributable to noncontrolling interests. • Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales. • Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment. • Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted EBITDA. • Debt Leverage Ratio is defined as total debt and capital lease obligations divided by the last twelve months of Adjusted EBITDA. • Adjusted Diluted Earnings Per Share is defined as earnings before income taxes and equity in (earnings) loss of unconsolidated entity excluding restructuring, impairment and transaction-related charges, employee stock ownership plan contribution, loss (gain) on debt extinguishment, and adjusted for income tax expense at a normalized tax rate, divided by diluted weighted average number of common shares outstanding. 26Non-GAAP Financial Measures • In addition to financial measures prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), this presentation also contains Non-GAAP financial measures, specifically EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion, Debt Leverage Ratio, and Adjusted Diluted Earnings Per Share. The Company believes that these Non-GAAP measures, when presented in conjunction with comparable GAAP measures, provide additional information for evaluating Quad/Graphics’ performance and are important measures by which Quad/Graphics’ management assesses the profitability and liquidity of its business. These Non-GAAP measures should be considered in addition to, not as a substitute for or superior to, net earnings (loss) as a measure of operating performance or to cash flows provided by operating activities as a measure of liquidity. These Non-GAAP measures may be different than Non-GAAP financial measures used by other companies. Reconciliations to the GAAP equivalent of these Non-GAAP measures are contained on slides 27 – 33. • Adjusted EBITDA is defined as net earnings (loss) attributable to Quad/Graphics common shareholders excluding interest expense, income tax expense (benefit), depreciation and amortization, restructuring, impairment and transaction-related charges, net pension income, employee stock ownership plan contribution, loss (gain) on debt extinguishment, equity in (earnings) loss of unconsolidated entity and net loss attributable to noncontrolling interests. • Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales. • Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment. • Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted EBITDA. • Debt Leverage Ratio is defined as total debt and capital lease obligations divided by the last twelve months of Adjusted EBITDA. • Adjusted Diluted Earnings Per Share is defined as earnings before income taxes and equity in (earnings) loss of unconsolidated entity excluding restructuring, impairment and transaction-related charges, employee stock ownership plan contribution, loss (gain) on debt extinguishment, and adjusted for income tax expense at a normalized tax rate, divided by diluted weighted average number of common shares outstanding. 26

Adjusted EBITDA Third Quarter Three Months Ended September 30, US $ Millions 2018 2017 Net earnings attributable to Quad/Graphics common shareholders $ 23.4 $ 19.8 Interest expense 18.3 17.8 Income tax expense 3.1 11.8 Depreciation and Amortization 59.1 58.3 EBITDA [Non-GAAP] $ 103.9 $ 107.7 EBITDA Margin [Non-GAAP] 10.1% 10.7% Restructuring, impairment and transaction-related charges 5.3 8.0 Net pension income (3.1) (2.6) Equity in earnings of unconsolidated entity (0.2) — Net loss attributable to noncontrolling interests (0.9) — Adjusted EBITDA [Non-GAAP] $ 105.0 $ 113.1 Adjusted EBITDA Margin [Non-GAAP] 10.2% 11.2% 27Adjusted EBITDA Third Quarter Three Months Ended September 30, US $ Millions 2018 2017 Net earnings attributable to Quad/Graphics common shareholders $ 23.4 $ 19.8 Interest expense 18.3 17.8 Income tax expense 3.1 11.8 Depreciation and Amortization 59.1 58.3 EBITDA [Non-GAAP] $ 103.9 $ 107.7 EBITDA Margin [Non-GAAP] 10.1% 10.7% Restructuring, impairment and transaction-related charges 5.3 8.0 Net pension income (3.1) (2.6) Equity in earnings of unconsolidated entity (0.2) — Net loss attributable to noncontrolling interests (0.9) — Adjusted EBITDA [Non-GAAP] $ 105.0 $ 113.1 Adjusted EBITDA Margin [Non-GAAP] 10.2% 11.2% 27

Adjusted EBITDA Year-to-Date Nine Months Ended September 30, US $ Millions 2018 2017 Net earnings attributable to Quad/Graphics common shareholders $ 29.3 $ 51.9 Interest expense 54.0 53.6 Income tax (benefit) expense (3.9) 26.8 Depreciation and Amortization 173.6 175.5 EBITDA [Non-GAAP] $ 253.0 $ 307.8 EBITDA Margin [Non-GAAP] 8.4% 10.4% Restructuring, impairment and transaction-related charges 40.6 22.5 Net pension income (9.3) (7.8) Employee stock ownership plan contribution 22.3 — Loss on debt extinguishment — 2.6 Equity in (earnings) loss of unconsolidated entity (0.7) 0.8 Net loss attributable to noncontrolling interests (0.8) — Adjusted EBITDA [Non-GAAP] $ 305.1 $ 325.9 Adjusted EBITDA Margin [Non-GAAP] 10.1% 11.0% 28Adjusted EBITDA Year-to-Date Nine Months Ended September 30, US $ Millions 2018 2017 Net earnings attributable to Quad/Graphics common shareholders $ 29.3 $ 51.9 Interest expense 54.0 53.6 Income tax (benefit) expense (3.9) 26.8 Depreciation and Amortization 173.6 175.5 EBITDA [Non-GAAP] $ 253.0 $ 307.8 EBITDA Margin [Non-GAAP] 8.4% 10.4% Restructuring, impairment and transaction-related charges 40.6 22.5 Net pension income (9.3) (7.8) Employee stock ownership plan contribution 22.3 — Loss on debt extinguishment — 2.6 Equity in (earnings) loss of unconsolidated entity (0.7) 0.8 Net loss attributable to noncontrolling interests (0.8) — Adjusted EBITDA [Non-GAAP] $ 305.1 $ 325.9 Adjusted EBITDA Margin [Non-GAAP] 10.1% 11.0% 28

Free Cash Flow Year-to-Date Nine Months Ended September 30, US $ Millions 2018 2017 Net cash provided by operating activities $ 46.6 $ 179.7 Less: purchases of property, plant and equipment (85.0) (61.6) Free Cash Flow [Non-GAAP] $ (38.4) $ 118.1 29Free Cash Flow Year-to-Date Nine Months Ended September 30, US $ Millions 2018 2017 Net cash provided by operating activities $ 46.6 $ 179.7 Less: purchases of property, plant and equipment (85.0) (61.6) Free Cash Flow [Non-GAAP] $ (38.4) $ 118.1 29

Debt Leverage Ratio

US $ Millions (Except Ratio Data)	September 30, 2018	December 31, 2017
Total debt and capital lease obligations on the balance sheets	$ 1,074.4	$ 964.8
Divided by:		
Trailing twelve months Adjusted EBITDA for Quad/Graphics [Non-GAAP]	$ 427.4	$ 448.2
Pro Forma Adjusted EBITDA for Ivie & Associates [Non-GAAP]	8.6	—
Trailing twelve months Adjusted EBITDA [Non-GAAP]	$ 436.0	$ 448.2
Debt Leverage Ratio [Non-GAAP][1]	**2.46x**	**2.15x**

(1) The calculation of Adjusted EBITDA for the trailing-twelve months ended September 30, 2018 and December 31, 2017, was as follows:

		Add	Subtract	
	Year Ended	Nine Months Ended		Trailing Twelve Months Ended
	December 31, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Net earnings attributable to Quad/Graphics common shareholders	$ 107.2	$ 29.3	$ 51.9	$ 84.6
Interest expense	71.1	54.0	53.6	71.5
Income tax (benefit) expense	(16.0)	(3.9)	26.8	(46.7)
Depreciation and amortization	232.5	173.6	175.5	230.6
EBITDA [Non-GAAP]	$ 394.8	$ 253.0	$ 307.8	$ 340.0
Restructuring, impairment and transaction-related charges	60.4	40.6	22.5	78.5
Net pension income	(9.6)	(9.3)	(7.8)	(11.1)
Employee stock ownership plan contribution	—	22.3	—	22.3
Loss on debt extinguishment	2.6	—	2.6	—
Equity in (earnings) loss of unconsolidated entity	—	(0.7)	0.8	(1.5)
Net loss attributable to noncontrolling interests	—	(0.8)	—	(0.8)
Adjusted EBITDA [Non-GAAP]	**$ 448.2**	**$ 305.1**	**$ 325.9**	**$ 427.4**

30

Balance Sheet US $ Millions September 30, 2018 December 31, 2017 ASSETS Cash and cash equivalents $ 6.3 $ 64.4 Receivables 553.0 552.5 Inventories 354.5 246.5 Other current assets 57.6 45.1 Property, plant and equipment—net 1,284.5 1,377.6 Goodwill 55.5 — Intangible assets—net 121.7 43.4 Other long-term assets 100.7 122.9 Total assets $ 2,533.8 $ 2,452.4 LIABILITIES AND SHAREHOLDERS’ EQUITY Accounts payable $ 432.0 $ 381.6 Other current liabilities 274.1 306.2 Current debt and capital leases 47.4 47.6 Long-term debt and capital leases 1,027.0 917.2 Deferred income taxes 44.0 41.9 Single and multi-employer pension obligations 88.3 112.3 Other long-term liabilities 107.7 123.2 Total liabilities $ 2,020.5 $ 1,930.0 Shareholders’ equity $ 513.3 $ 522.4 Total liabilities and shareholders’ equity $ 2,533.8 $ 2,452.4 31Balance Sheet US $ Millions September 30, 2018 December 31, 2017 ASSETS Cash and cash equivalents $ 6.3 $ 64.4 Receivables 553.0 552.5 Inventories 354.5 246.5 Other current assets 57.6 45.1 Property, plant and equipment—net 1,284.5 1,377.6 Goodwill 55.5 — Intangible assets—net 121.7 43.4 Other long-term assets 100.7 122.9 Total assets $ 2,533.8 $ 2,452.4 LIABILITIES AND SHAREHOLDERS’ EQUITY Accounts payable $ 432.0 $ 381.6 Other current liabilities 274.1 306.2 Current debt and capital leases 47.4 47.6 Long-term debt and capital leases 1,027.0 917.2 Deferred income taxes 44.0 41.9 Single and multi-employer pension obligations 88.3 112.3 Other long-term liabilities 107.7 123.2 Total liabilities $ 2,020.5 $ 1,930.0 Shareholders’ equity $ 513.3 $ 522.4 Total liabilities and shareholders’ equity $ 2,533.8 $ 2,452.4 31

Adjusted Diluted Earnings Per Share Third Quarter Three Months Ended September 30, US $ Millions (Except Per Share Data) 2018 2017 Earnings before income taxes and equity in earnings of unconsolidated entity $ 25.4 $ 31.6 Restructuring, impairment and transaction-related charges 5.3 8.0 30.7 39.6 (1) Income tax expense at normalized tax rate 7.7 15.8 Adjusted net earnings [Non-GAAP] $ 23.0 $ 23.8 Basic weighted average number of common shares outstanding 49.3 49.5 Plus: effect of dilutive equity incentive instruments 1.8 2.0 Diluted weighted average number of common shares outstanding 51.1 51.5 Adjusted Diluted Earnings Per Share [Non-GAAP] $ 0.45 $ 0.46 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.46 $ 0.38 (1) A normalized income tax rate of 25% was used for the three months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the three months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 32Adjusted Diluted Earnings Per Share Third Quarter Three Months Ended September 30, US $ Millions (Except Per Share Data) 2018 2017 Earnings before income taxes and equity in earnings of unconsolidated entity $ 25.4 $ 31.6 Restructuring, impairment and transaction-related charges 5.3 8.0 30.7 39.6 (1) Income tax expense at normalized tax rate 7.7 15.8 Adjusted net earnings [Non-GAAP] $ 23.0 $ 23.8 Basic weighted average number of common shares outstanding 49.3 49.5 Plus: effect of dilutive equity incentive instruments 1.8 2.0 Diluted weighted average number of common shares outstanding 51.1 51.5 Adjusted Diluted Earnings Per Share [Non-GAAP] $ 0.45 $ 0.46 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.46 $ 0.38 (1) A normalized income tax rate of 25% was used for the three months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the three months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 32

Adjusted Diluted Earnings Per Share Year-to-Date Nine Months Ended September 30, US $ Millions (Except Per Share Data) 2018 2017 Earnings before income taxes and equity in (earnings) loss of unconsolidated entity $ 23.9 $ 79.5 Restructuring, impairment and transaction-related charges 40.6 22.5 Employee stock ownership plan contribution 22.3 — Loss on debt extinguishment — 2.6 86.8 104.6 (1) Income tax expense at normalized tax rate 21.7 41.8 Adjusted net earnings [Non-GAAP] $ 65.1 $ 62.8 Basic weighted average number of common shares outstanding 50.0 49.4 Plus: effect of dilutive equity incentive instruments 1.8 2.2 Diluted weighted average number of common shares outstanding 51.8 51.6 Adjusted Diluted Earnings Per Share [Non-GAAP] $ 1.26 $ 1.22 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.57 $ 1.01 (1) A normalized income tax rate of 25% was used for the nine months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the nine months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 33Adjusted Diluted Earnings Per Share Year-to-Date Nine Months Ended September 30, US $ Millions (Except Per Share Data) 2018 2017 Earnings before income taxes and equity in (earnings) loss of unconsolidated entity $ 23.9 $ 79.5 Restructuring, impairment and transaction-related charges 40.6 22.5 Employee stock ownership plan contribution 22.3 — Loss on debt extinguishment — 2.6 86.8 104.6 (1) Income tax expense at normalized tax rate 21.7 41.8 Adjusted net earnings [Non-GAAP] $ 65.1 $ 62.8 Basic weighted average number of common shares outstanding 50.0 49.4 Plus: effect of dilutive equity incentive instruments 1.8 2.2 Diluted weighted average number of common shares outstanding 51.8 51.6 Adjusted Diluted Earnings Per Share [Non-GAAP] $ 1.26 $ 1.22 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.57 $ 1.01 (1) A normalized income tax rate of 25% was used for the nine months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the nine months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 33